July 13, 2010

Via EDGAR

Mr. Michael Clampitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Webster Financial Corporation

Form 10-K for Fiscal Year Ended December 31, 2009

Filed 10-Q for the quarter ended March 31, 2010

File Number 001-31486

Dear Mr. Clampitt:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated June 23, 2010, regarding the above referenced filings of Webster Financial Corporation (“Webster” or the “Company”). For your convenience, the Staff’s comments are set forth below in italics, followed in each case by our responses.

Form 10-K for the fiscal year ended December 31, 2009

General

Comment:

1.	Please provide us and correct all of your future Exchange Act filings to include a working address and telephone number for your principal executive offices.

Response:

145 Bank Street (Waterbury, Connecticut 06702 is the address for the corporate headquarters of Webster Financial Corporation. The phone number is (203) 578-2202. This information will be reflected on all future filings.

Item 5. Market for Registrant’s Common Equity, Relate Stockholder Matters and Issuer Purchases of Equity Securities

Comment:

2.	In future filings please provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5. Please see Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response:

The Company acknowledges the Staff’s comment and agrees that it will, in future filings, provide the information required by Item 201(d) of Regulation S-K under Item 12 rather than Item 5.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Loans, page 52

Comment:

3.	We note that your approximately 46% of your loan portfolio consisted of commercial and commercial real estate loans at December 31, 2009. Given the relatively high level of credit risk typically associated with these types of lending products, please tell us and consider revising future filings to disclose the following information to the extent that you have a significant amount of construction loans with interest reserves:

•	The amount of interest reserves recognized during the periods presented, the amount of capitalized interest recorded in your loan portfolio, and the amount of these loans that are non-performing;

•	Your policy for recognizing interest income on these loans;

•	How you monitor the projects throughout their lives to make sure the properties are moving along as planned to ensure appropriateness of continuing to capitalize interest;

•	Whether you have extended, renewed or restructured terms of the related loans and the reasons for the changes;

•	Your underwriting process for these loans and any specific differences as compared to loans without interest reserves; and

•	Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

Response:

The Company utilizes interest reserves on certain construction loans to fund the interest payments during the construction phase. Such reserves are established at the time of loan origination. The decision to establish a loan-funded interest reserve is made during the underwriting process and considers the feasibility of the project, the creditworthiness and expertise of the borrower, and the debt coverage provided by the real estate and other pledged collateral. At December 31, 2009, the Company had 14 construction loans employing bank funded interest reserves. The commitments on these loans totaled $151 million and the loans had outstanding balances of $108 million at December 31, 2009. Contractually committed interest reserves at December 31, 2009 for this loan type totaled $8.8 million, with $2.6 million of cumulative capitalized interest recorded. Interest income of $1.3 million was recognized on these loans for the twelve months ended December 31, 2009. We have not extended, renewed, or restructured the terms of these loans. All of these loans were performing under the original terms at December 31, 2009.

It is the Company’s policy to recognize income for this interest component as long as the project is progressing as originally projected and if there has been no deterioration in the financial standing of the borrower or the underlying project. Projects are subject to on-site inspections and budget to actual reviews, as outlined in the loan agreements, throughout the life of the project. Inspections and reviews are performed upon a request for funding, which typically occurs every four to eight weeks. If there is a monetary or non-monetary loan default, the Company will cease any interest accrual. At December 31, 2009, there were no situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

To the extent deemed material, the Company will include information about construction loans with interest reserves similar to that above in future filings.

Comment:

4.	Please tell us and consider revising your future filings to disclose whether you have performed any commercial real estate or other type of loan workouts whereby an existing loan was restructured into multiple new loans (i.e., A Note/B Note structure). To the extent that you have performed these types of workouts, please provide us with and revise your future filings to disclose the following:

•	Quantify the amount of loans that have been restructured using this type of workout strategy in each period presented.

•	Discuss the benefits of this workout strategy, including the impact on interest income and credit classification.

•

Discuss the general terms of the new loans and how the A note and B note differ; particularly whether the A note is underwritten in accordance with your customary underwriting standards and at current market rates.

•	Clarify whether the B note is immediately charged-off upon restructuring.

•

Describe your nonaccrual policies at the time of modification and subsequent to the modification. Specifically disclose whether you consider the total amount contractually due in your non-accrual evaluation and how you consider the borrower’s payment performance prior to the modification.

•	Confirm that the A note is classified as a troubled debt restructuring and explain your policy for removing such loans from troubled debt restructuring classification.

Response:

The Company’s loan portfolio as of December 31, 2009 only included one loan with an A Note/B Note structure, with a balance of $2.2 million. Both notes (A Note and B Note) were sold in April, 2010. A $15,000 recovery was recognized on the sale. This loan was restructured into an A Note/B Note structure as a result of a bankruptcy filing. Webster immediately charged off the B Note amount of $0.7 million. The A Note was underwritten in accordance with our customary standards, at market rates, was classified as a troubled debt restructuring, and was placed on non-accrual status. The loan remained on nonaccrual status at the time of sale.

The Company will revise future filings to include disclosure regarding these types of workouts, if such loan balances reach material levels.

Comment:

5.	Please tell us, and consider revising future filings to disclose, whether you have noticed an increase in any loan categories such as commercial loans or any other applicable loans, such as construction loans, that have been extended at maturity for which you have not considered the loans to be impaired due to the existence of guarantees. If so, please provide us with the following information and consider enhancing your disclosure in future filings accordingly:

•	The types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

•	To the extent you extend commercial loans at or near maturity at the existing loan rate due to the existence of a guarantee, tell us how you consider whether it is a troubled debt restructuring;

•

In detail, how you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;

•	How you evaluate the guarantor’s reputation and willingness to work with you and how this translates into your determination of the ultimate provision or charge-off recorded;

•

How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

•	Quantify the dollar amount of commercial loans in which your carrying value is in excess of the appraised value but not considered impaired due to the existence of guarantees; and

•

When the impaired loan is carried at a value that is in excess of the appraised value due to the guarantee from the borrower, address in detail how you evaluate and determine the realizable value of the borrower guarantee. Specifically discuss the extent of your willingness to enforce the guarantee.

Response:

In accordance with Webster credit policy, guarantees are not considered when evaluating loan extensions or when evaluating the loan portfolio for impairment. There have been no instances where the maturity of a loan has not been deemed impaired due to the existence of a guarantee. Accordingly, there have been no trends in the loan portfolio resulting from such actions.

Troubled Debt Restructures. Page 57

6.	We note your disclosure surrounding your residential mortgage assistance program and other troubled debt restructurings. Please provide us with the following as it relates to your loan modifications:

•	Explain how different types of loans are renegotiated (residential, consumer and commercial), including a description of the significant terms modified;

•	Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;

•

Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated. To further enhance our understanding of this process, please provide an example with an accompanying timeline explaining what triggering events would lead to such a change in status (classification) and discuss how these events would impact the accounting for the loan, including the specific loan pools used for establishing the allowance, as well as the classification and presentation in your Industry Guide III data; and

•

Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 3 10-1 0 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted.

Response:

Webster has made a concerted effort to assist troubled borrowers throughout 2009 and into 2010. Loan modifications are based on the borrower’s individual, documented financial hardship or documented indication of imminent default. The most common types of modifications include below market rate reductions and maturity extensions. Webster does not participate in government sponsored modification programs for its loan portfolios nor has it developed proprietary modification programs. Instead, actions are taken on a case-by-case basis working with financially distressed borrowers to find a concession that would assist them in retaining their businesses or their homes. Eligible consumer and residential borrowers are required to occupy the home collateralizing the loan as their principal residence, to act in good faith and evidence intent to stay current on their loan, and provide evidence of sufficient income to support affordable/modified mortgage payments.

Loan modifications, regardless of loan type, are not placed in temporary or trial periods. Once approved, all modifications are permanent and are recorded and disclosed as troubled debt restructurings. The modified loan does not revert back to its original terms, even if the modified loan agreement is violated. If the modification agreement is violated, the loan is handled by our asset remediation group for resolution, which may result in foreclosure.

Troubled debt restructurings are by definition impaired loans and impairment is recognized and measured in accordance with ASC 310-10-35 (formally SFAS 114) after the loans have been contractually modified. We individually review loans which are deemed to be troubled debt restructures for impairment based on the present value of expected cash flows, unless recovery becomes collateral dependent. If recovery becomes collateral dependent, impairment is based on the fair value of the associated collateral. The original contractual interest rate for the loan is used as the discount rate, for fixed rate loans. The current or weighted average (for multiple notes within a commercial borrowing arrangement) rate is used as the discount rate, when the interest rate floats over a specified index. A change in terms or payments would be included in the ASC 310-10-35 impairment calculation.

The effect of an actual loan modification is recorded the period when the loan is contractually modified. Impairment is measured at that time and a specific reserve is established, as appropriate, and at each subsequent reporting period. Loans may be subject to the allowance for loan losses under ASC 450-20 (formerly SFAS 5), prior to modification, based on the loan’s risk characteristics.

7.	As a related matter, please revise your future filings to include the following information for your loan modification programs:

•

To the extent you have several different types of programs offered to your customers (e.g., temporary reduction in monthly payment, extending fixed payment periods on adjustable loans, extending mortgages beyond the current length, adjusting interest rates, etc.), include tabular disclosure of the amount of gross loans included in each of your loan modification programs, detailed by loan category (e.g., residential, consumer and commercial) and performing versus nonperforming status;

•	Provide an enhanced narrative discussion addressing success with the different types of concessions offered; and

•

Quantify the metrics used to evaluate success under the modification programs. For example, disclose the average re-default rates and balance reduction trends for each major program and discuss how you consider these success metrics in your determination of the allowance for loan losses.

Please provide us with your proposed disclosures as if presented in your March 31, 2010 Form 10-Q.

Response:

The following is the proposed form of disclosure, as if presented in the March 31, 2010 Form 10-Q, which the Company plans to include in future filings.

Loan modifications are based on the borrower’s individual, documented financial hardship or documented indication of imminent default. The most common types of modifications include below market rate reductions and maturity extensions. Webster does not participate in government sponsored modification programs for its loan portfolios nor has it developed proprietary modification programs. Instead, actions are taken on a case-by-case basis working with financially distressed borrowers to find a concession that would assist them in retaining their businesses or their homes.

The following table reflects the amount of modified gross loans (principal only) and the modified loan characteristics. Loan classification and performing versus nonperforming status at March 31, 2010 is also presented.

	March 31, 2010
	Consumer & Residential		Commercial		Equipment Finance
(In thousands)	Performing	Non-performing	Performing	Non-performing	Performing	Non-performing
Adjusted Interest Rates	$1,500	$9,727	$10,693	$3,395	$—	$2,967
Extended Maturity	—	7,082	57,187	8,573	1,775	642
Combination of Rate and Maturity	997	21,284	24,582	2,340	924	2,806
Other (a)	1	8,511	39,244	13,971	205	—

Total	$2,498	$46,604	$131,706	$28,279	$2,904	$6,415

(a)	The other category includes covenant waivers, forebearance and other concessions or combination of concessions that do not consist of interest rate adjustments and/or maturity extensions.

Webster evaluates the success of its modification efforts by monitoring the re-default rates of its borrowers. The following table provides the cumulative average re-default rates as of March 31, 2010.

March 31, 2010
Average re-default rate
Consumer	4.8%
Residential	9.1%
Commercial	11.5%
Equipment Finance	4.3%

All modified loans are considered “impaired” until they reperform under the modified terms for a period of at least six months and a calendar year end is passed. Impairment continues to be assessed and measured on a quarterly basis in accordance with ASC 310-10-35 (formerly SFAS 114) until the loan re-performs and is above market rates.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 5: Loans, net

Impaired loans, page 104

8.	We note your disclosures on pages 88 and 105 describing your methodology for measuring loans for impairment and that you had approximately $155.5 million of impaired loans with a specific valuation allowance of $37.0 million and $282.7 million in impaired loans without specific valuation allowances at June 30, 2009. As it relates to these loans, please tell us and revise your future filings, to include the following enhanced disclosures:

•	The amount of loans measured using each of the two methodologies disclosed (i.e., present value of expected cash flows and, for collateral dependent loans, the fair value of the collateral);

•

As it relates to collateral dependent loans, a comprehensive discussion of the methods used to estimate the fair value, including an in-depth discussion of the appraisal process, how often you obtain updated appraisals for your collateral and in the event you use automated valuation methodologies, procedures you perform to validate the results of these valuation methodologies in the event they are not based on current appraisal data;

•

The approximate amount or percentage of impaired loans for which the Company relied on went third party appraisals of the collateral to assist in measuring impairment versus those for which, current appraisals were not available;

•

The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

•	In more detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

•

Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

•

How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

•

In the event that you do not use external appraisals to fair value the underlying collateral for impaired loans or in cases where the appraisal has not been updated to reflect current market conditions, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

•	For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

In the event these policies vary by loan type, please consider providing disaggregated disclosures to explain your policy for measuring impairment. In addition, please provide similarly enhanced disclosure in your fair value footnote as it relates to these assets that are measured at fair value on a nonrecurring basis.

Response:

The Company will include additional disclosure regarding the methods and policies employed to measure loan impairment in future filings, including additional disclosures in the fair value footnote. Such disclosure will take a form similar to the following.

Of the $401.2 million in impaired loans at December 31, 2009, $272.8 million were measured using the present value of expected cash flows and $128.4 million were measured using the fair value of the associated collateral. Approximately 80% of the $128.4 million of the collateral dependent loans at December 31, 2009 relied on current third party appraisals to assist in measuring impairment.

To the extent that the recovery of a loan balance is collateral dependent, and that collateral is real estate, the Company obtains an independent appraisal. The appraised value is reduced for selling costs and additional discounts for experience in historical other real estate owned “OREO” sales, if necessary, to determine the estimated fair value of the collateral. The fair value is then compared to the loan balance. Any shortfall in fair value is charged against the allowance for loan losses in the month the related appraisal is received. Since the fair value of the collateral considers selling costs and adjustments for the experience of historical OREO sales, charge offs may be incurred that reduce a loan balance below appraised value. Accordingly, amounts are charged off to bring the loan balance to fair value. No partial or excess charge offs occur. The loan remains on non-performing status subsequent to recording a partial charge off. Non-performing loans, which have not been modified, may qualify to return to performing status once they have paid for more than ninety days. If the loan has been modified, payment must be received under the new terms for a period of six months before returning to performing status.

Updated appraisals are obtained for a collateral dependent loan upon a borrower credit event (i.e. renewal or modification) and as part of the foreclosure proceedings. For commercial loans, an internal or third party valuation is also obtained if/when a loan moves to a substandard classification. Independent appraisals are obtained annually for commercial loans on non-accrual status. New appraisals may not be ordered if the most recent appraisal was obtained in the past twelve months or the loan amount is under $250,000 and other Financial Institutions Reform Recovery and Enforcement Act (“FIRREA”) acceptable real estate evaluations are permitted. The twelve month timeframe reflects Webtser’s desire to obtain an appraisal as close to the foreclosure date, as possible, to ensure compliance with the court’s guidelines, which generally require appraisals not more than 30-90 days old. Appraisals, which are performed by independent, licensed appraisers, are requested by the Appraisal Department. A licensed in house appraisal officer reviews the appraisals when there is significant decline in property value, for all OREO properties, and for loans over a certain threshold ($4 million for commercial loans and $0.4 million for residential and consumer loans). The Company’s appraisal officer reviews the appraisal for compliance with FIRREA and the Uniform Standards of Professional Appraisal Practice (“USPAP”). For certain loans in the equipment financing portfolio, management will look to competitive bids or blue book values to estimate a value of the underlying collateral.

In the ordinary course of monitoring all loans, information may come to our attention that indicates the collateral value has declined further from the value established in the most recent appraisal. Such information may include prices on recent comparable property sales or internet based property valuation estimates. In cases where this other information is deemed reliable, and the impact of a further reduction in collateral value would result in a further loss to the Company, an increase to the Allowance for Loan Losses is recorded to reflect the additional estimated collateral shortfall in the period it was identified. A charge-off is recorded when the shortfall is subsequently verified by an appraisal.

Any impaired loan for which no specific valuation allowance was necessary at December 31, 2009 is the result of either sufficient cash flow or sufficient collateral coverage, or previous charge off amounts that reduced the book value of the loan to an amount equal to or below the fair value of the collateral.

9.	As a related matter, we were unable to locate disclosure in your March 31, 2010 Form 10-Q quantifying the amount of specific reserve associated with your impaired loans. Please tell us the amount of the specific reserve at March 31, 2010 and revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 3 10-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-1.5.

Response:

At March 31, 2010, impaired loans totaled $434.5 million, including loans of $198.1 million with a specific impairment allowance of $31.4 million. No specific reserve was deemed necessary for $236.4 million of impaired loans at March 31, 2010.

We will revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for loan losses determined in accordance with ASC 310-10-35, the amount of that allowance, and the amount of impaired loans for which there is no allowance for loan losses.

Note 7: Goodwill and Other Intangible Assets, page 108

10.	We note your disclosure surrounding your goodwill impairment analysis, including your determination that the estimated fair value of your Retail Banking and HSA Bank reporting units exceeded their corresponding book values indicating no impairment at December 31, 2009. In the interest of providing readers with better insight into management’s judgments in accounting for goodwill and to provide information for investors to assess the probability of a future material impairment charge, for each reporting unit that is at risk of failing step one please tell us, and consider disclosing the following in all future filings beginning with your June 30, 2010 Form 10-Q:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;

•

A discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

At the most recent testing date (Annual 8/31/09) the fair value of the Retail Banking Unit exceeded the net book value by 5.9% and the fair value of the HSA Bank division exceeded net book value by 62.7%. The Company utilized the consensus forecasts of Blue Chip Economic Indicators and Blue Chip Financial Forecasts in assessing the general economic outlook. These assumptions are subject to uncertainty. At the time the evaluation was performed, economic recovery and interest rate increases were forecasted for 2010. The retail industry growth rate (CAGR) from 2004 to 2008 was 5.6%. The valuation assumptions forecasted CAGR to fall to 3.6% by the end of 2013. Current changes in the banking industry, slower than forecasted economic growth, interest rate differences from forecast, and regulatory reform could negatively impact the assumptions used in the model.

We will consider disclosing this data in future filings.

Item 11. Executive Compensation

Performance Shares, page 22

11.	We note your disclosure that the granting of performance shares are tied to your total shareholder return versus the companies in the KBW Regional Banking Index (“‘KRX”) and that no performance shares were granted to named executive officers in 2009. Please provide us with proposed revised disclosure that states the trigger values and actual results for that target (total shareholder return versus the companies in the KRX).

To the extent you believe that disclosure of these performance objectives is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting you conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

Please note that the granting of performance shares is not tied to total shareholder return versus the companies in the comparator group, but rather the vesting (or forfeiture) of performance awards that have been granted is tied to such results. The specific performance thresholds and vesting scale applicable to the performance shares granted in 2007 and 2008 were included in the Company’s definitive proxy statements for the 2008 (see page 24) and 2009 (see page 25) annual meetings of shareholders, respectively. Since no performance shares were awarded for 2009, there were no thresholds or vesting scale to disclose in the proxy for the Company’s 2010 annual meeting of shareholders. Performance shares were not granted in 2009 as a result of the restructuring of long term compensation because of the restrictions imposed by ARRA as a result of the Treasury’s investment in the Company through the Capital Purchase Program, as described beginning on page 18 of the 2010 proxy statement.

Risk Assessment Report. page 9

12.	We note your disclosure as it relates to the required disclosure for companies that are TARP recipients. We note that you have not included any disclosure that specifically addresses the language of Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure in accordance with Item 402(s) is not necessary and describe the process you undertook to reach that conclusion,

Response:

The Company’s conclusion that disclosure in accordance with Item 402(s) is not necessary was based on the Compensation Committee’s evaluation and review of each compensation program applicable to Webster’s employees in light of Item 402(s). Item 402(s) requires disclosure of the registrant’s compensation policies and practices as they relate to the registrant’s risk management only

“to the extent that risks arising from the registrant’s compensation policies and practices for its employees are reasonably likely to have a material adverse impact on the registrant.” Accordingly, the Company did not include disclosure specifically addressing the language of Item 402(s). As to the process undertaken in reaching and basis for that conclusion, we refer the Staff to the Compensation Committee’s evaluation and review of the compensation programs applicable to Webster employees described on page 35 of the Company’s definitive proxy statement for its 2010 annual meeting of shareholders and the risk assessment analysis with respect to each element of the Company’s compensation programs found on pages 36 to 39 of the proxy statement. In connection with its review, the Compensation Committee received and reviewed the report of the Company’s senior risk officers, including credit and operating risk, who had reviewed the Company’s compensation programs through discussions with management.

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Webster hereby acknowledges that:

•	Webster is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Webster may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call Gerald Plush at (203) 578-2277.

Sincerely,

/s/ Gerald P. Plush

Gerald P. Plush
Senior Executive Vice President -
Chief Financial Officer

/s/ Theresa M. Messina

Theresa M. Messina
Chief Accounting Officer

cc:	James C. Smith
Chairman, Chief Executive Officer and President